American Resources Corporation
Acquisition Term Sheet

The following term sheet (the "Term Sheet") is binding and outlines the terms of a transaction between American Resources Corp. (the "Company") and Energy Technologies Inc. ("ETI") and will be the primary governing terms of definitive documentation between the parties.

Purchaser:	American Resources Corporation ("ARC" or the "Company").
Seller:	The shareholders of Energy Technologies Inc. ("ETI").
Transaction Summary:	ARC will acquire 100% of the outstanding shares of ETI and ETI will become a wholly owned subsidiary of ARC. The existing management team of ETI will continue to run the business independently from ARC, however both businesses will leverage each other's respective strengths and networks to grow, and ARC will work to support ETI's growth in all facets of its business.
Consideration:	The consideration for all of the shares outstanding of ETI will be $5,000,000 in the form of the following: 1. $1,500,000 cash paid at Closing of the transaction; plus 2. $250,000 cash paid three months after Closing and another $250,000 cash paid six months after Closing; plus 3. $3,000,000 paid at Closing in the form of common stock of ARC. The common stock will be valued at $3.50 per share.
Management Role at ARE:	It is anticipated that the ETI team will continue to build and manage the business at the ETI subsidiary which will be supported by the other divisions of ARC. The ARC team and infrastructure will support the growth of ETI.
Anticipated Documentation:	The anticipated documentation for the transaction is a Stock Purchase Agreement.
Closing:	Time is of the essence; Closing is anticipated to occur as soon as the documentation is finalized and executed between the parties but anticipated within 45 days. ETI agrees and represents that its business will be substantially the same as at the time of the execution of this Term Sheet (such as, for example, the assets of ETI).
Indemnification:	The shareholders of ETI agree to customary indemnification typical of stock acquisitions, including, but not limited to, indemnification of gross negligence or illegal activity of management prior to the acquisition.
Confidentiality:	By accepting delivery of this Term Sheet, each of the Company and ETI agree that this Term Sheet is for the parties' confidential use and that neither its existence nor the terms hereof will be disclosed by it to any person other than the parties' respective officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the Transaction; provided, however, that the Company may disclose the existence and terms hereof (i) to the outside auditors of the Company and its subsidiaries, and (ii) to the extent required, by applicable law, regulation or listing requirement or in connection with any subpoena or litigation or to the extent that such existence or terms becomes public knowledge by a reason other

than breach by the Company, or any of their respective officers, directors, employees, accountants, attorneys and other advisors.

Agreed and Accepted:

Date: April 1, 2022

ARC:	ETI:
American Resources Corporation	Energy Technologies Inc.
By: [signature]	By: David K. Swindell
Name: Thomas Sauve	Name: DAVID K, SWINDELL
Title: President	Title: CHAIRMAN/CEO